UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	February 22, 2010	Announcement Regarding Acquisition of Shares of its Stock and Share Repurchase through Off-Auction Repurchase Trading (ToSTNeT-3)

2	February 22, 2010	Announcement Regarding Resolved Matters Related to Acquisition of Shares of its Stock

3	February 23, 2010	Announcement Regarding Results of Share Repurchase through ToSTNeT-3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: February 23, 2010

Exhibit 1
(English Translation)
February 22, 2010
To Whom It May Concern:

WACOAL HOLDINGS CORP. Yoshikata Tsukamoto President and Representative Director (Code Number: 3591) (Tokyo Stock Exchange, First Section) (Osaka Securities Exchange, First Section)
For Inquiries:	Masaya Wakabayashi General Manager, Corporate Planning (Telephone: 075-682-1010)
Announcement Regarding Acquisition of Shares of its Stock and Share Repurchase
through Off-Auction Repurchase Trading (ToSTNeT-3)
(Acquisition of shares of its stock and share repurchase through ToSTNeT-3 in accordance with articles of incorporation as provided by Paragraph 1, Article 459 of the Corporate Law)
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors resolved at a meeting held on February 22, 2010 that the Company will acquire shares of its stock as described below in accordance with articles of incorporation as provided by the provisions of Paragraph 1, Article 459 of the Corporate Law.
NOTE

1.	Reason for Acquisition of Shares of its Stock
     To improve capital efficiency and to implement increased flexibility with respect to capital tailored to the business environment

2.	Method of Acquisition
     The Company will place purchase orders for shares of its stock through ToSTNeT-3 (the Tokyo Stock Exchange Trading Network System) at 8:45 A.M. on February 23, 2010, for 1,059 yen per share, which is the closing price today, February 22, 2010 (there will be no change to other trading methods or trading times). The purchase orders will only be placed at such time.

3.	Details of Acquisition

(1)	Type of shares to be acquired:	Common stock of the Company
(2)	Total number of shares to be acquired:	750,000 shares (maximum) (0.53% of issued shares)
(3)	Aggregate acquisition price:	794,250,000 yen (maximum)
(4)	Announcement of the results of acquisition:	The results of the acquisition will be announced after the transaction has closed, which is scheduled for February 23, 2010 at 8:45 A.M.

Note 1:	There will be no change to the number of shares to be acquired. Depending on market trends, the Company may not acquire some or all of the shares.
Note 2:	Purchases will be made subject to the receipt of sell orders that correspond to the number of shares to be acquired.

(Reference)	The Company’s treasury stock holdings as of January 31, 2010 were as follows:
	Total number of issued shares (excluding treasury stock)	142,259,232 shares
	Shares held as treasury stock	1,118,853 shares
- End -

Exhibit 2
(English Translation)
February 22, 2010
To Whom It May Concern:

WACOAL HOLDINGS CORP. Yoshikata Tsukamoto President and Representative Director (Code Number: 3591) (Tokyo Stock Exchange, First Section) (Osaka Securities Exchange, First Section)
For Inquiries:	Masaya Wakabayashi General Manager, Corporate Planning (Telephone: 075-682-1010)
Announcement Regarding Resolved Matters Related to Acquisition of Shares of its Stock
(Acquisition of shares of its stock from a subsidiary pursuant to the provisions of Article 163 of the Corporate Law)
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors resolved at a meeting held on February 22, 2010 that the Company will acquire shares of its stock from its subsidiary and second-tier subsidiary as described below pursuant to the provisions of Article 156 of the Corporate Law as replaced and applied mutatis mutandis pursuant to the provisions of Article 163 of said Law.
NOTE
1.	Reason for Acquisition of Shares of its Stock
     On August 17, 2009, Lecien Corporation became a wholly owned subsidiary of the Company through a share exchange upon which shares of common stock of the Company were allocated to Wacoal Corporation (“Wacoal”), our subsidiary and Torica Co., Ltd. (“Torica”), a subsidiary of Wacoal.
     Accordingly, the Company will acquire shares of its stock held by our subsidiary and second-tier subsidiary pursuant to the provisions of Article 135 of the Corporate Law.
2.	Details of Acquisition
(1)	Type of shares to be acquired:	Common stock of the Company
(2)	Total number of shares to be acquired:	92,716 shares (0.07% of issued shares) Breakdown: Wacoal (subsidiary): 91,546 shares Torica (second-tier subsidiary): 1,170 shares
(3)	Aggregate acquisition price:	98,186,244 yen (1,059 yen, the closing price of common stock of the Company on the Tokyo Stock Exchange on February 22, 2010 multiplied by 92,716 shares)
(4)	Scheduled date of acquisition:	February 22, 2010 (contract basis)
(5)	Method of acquisition:	Mutual negotiations

(Reference)	The Company’s treasury stock holdings as of January 31, 2010 were as follows:
	Total number of issued shares (excluding treasury stock)	142,259,232 shares
	Shares held as treasury stock	1,118,853 shares
- End -

Exhibit 3
(English Translation)
February 23, 2010
To Whom It May Concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
For Inquiries:	Masaya Wakabayashi General Manager, Corporate Planning (Telephone: 075-682-1010)
Announcement Regarding Results of Share Repurchase through ToSTNeT-3
     Wacoal Holdings Corp. (the “Company”) has acquired shares of its stock as previously announced on February 22, 2010. The results of such acquisition is detailed below.
     We also hereby announce that such acquisition completes the acquisition of the shares of the Company pursuant to the resolution of the meeting of its board of directors held on February 22, 2010.
NOTE
1.	Reason for Acquisition of Shares of its Stock
     To improve capital efficiency and to implement increased flexibility with respect to capital tailored to the business environment
2.	Details of Acquisition
(1)	Type of shares acquired:	Common stock of the Company
(2)	Total number of shares acquired:	740,000 shares
(3)	Acquisition price:	783,660,000 yen
(4)	Date of acquisition:	February 23, 2010
(5)	Method of acquisition:	Placement of purchase orders through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System)
(Reference)	Matters resolved at the meeting of its board of directors held on February 22, 2010:
•	Type of shares to be acquired:	Common stock of the Company
•	Total number of shares to be acquired:	750,000 shares (maximum) (0.53% of issued shares)
•	Aggregate acquisition price:	794,250,000 yen (maximum)
- End -